Exhibit 1 Third quarter 2020 Earnings webcast October 29, 2020Exhibit 1 Third quarter 2020 Earnings webcast October 29, 2020

About projections and forward-looking statements All figures correspond to consolidated figures of Vista Oil & Gas S.A.B. de C.V. unless otherwise stated. Additional information about Vista Oil & Gas, S.A.B. de C.V., a sociedad anónima bursátil de capital variable organized under the laws of Mexico (the“Company” or“Vista”) can be found in the“Investors” section on the website at www.vistaoilandgas.com. This presentation does not constitute an offer to sell or the solicitation of any offer to buy any securities of the Company, in any jurisdiction. Securities may not be offered or sold in the United States absent registration with the U.S. Securities Exchange Commission(“SEC”), the Mexican National Securities Registry held by the Mexican National Banking and Securities Commission(“CNBV”) or an exemption from such registrations. This presentation does not contain all theCompany’s financial information. As a result, investors should read this presentation in conjunction with theCompany’s consolidated financial statements and other financial information available on the Company’s website. All the amounts contained herein are unaudited. Rounding amounts and percentages: Certain amounts and percentages included in this presentation have been rounded for ease of presentation. Percentage figures included in this presentation have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this presentation may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this presentation may not sum due to rounding. This presentation contains certain metrics that do not have standardized meanings or standard methods of calculation and therefore such measures may not be comparable to similar measures used by other companies. Such metrics have been included herein to provide readers with additional measures to evaluate theCompany’s performance; however, such measures are not reliable indicators of the future performance of the Company and future performance may not compare to the performance in previous periods. No reliance may be placed for any purpose whatsoever on the information contained in this document or on its completeness. No representation or warranty, express or implied, is given or will be given by or on behalf of the Company, or any of its affiliates (within the meaning of Rule 405 under the Act,“Affiliates”), members, directors, officers or employees or any other person as to the accuracy, completeness or fairness of the information or opinions contained in this presentation or any other material discussed verbally, and any reliance you place on them will be at your sole risk. In addition, no responsibility, obligation or liability (whether direct or indirect, in contract, tort or otherwise) is or will be accepted by the Company or any of its Affiliates, members, directors, officers or employees or any other person in relation to such information or opinions or any other matter in connection with this presentation or its contents or otherwise arising in connection therewith. This presentation also includes certain non-IFRS (International Financial Reporting Standards) financial measures which have not been subject to a financial audit for any period. The information and opinions contained in this presentation are provided as at the date of this presentation and are subject to verification, completion and change without notice. This presentation includes“forward-lookingstatements” concerning the future. The words such as“believes,”“thinks,”“forecasts,”“expects,”“anticipates,”“intends,”“should,”“seeks,”“estimates,”“future” or similar expressions are included with the intention of identifying statements about the future. For the avoidance of doubt, any projection, guidance or similar estimation about the future or future results, performance or achievements is a forward-looking statement. Although the assumptions and estimates on which forward-looking statements are based are believed by our management to be reasonable and based on the best currently available information, such forward-looking statements are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. There will be differences between actual and projected results, and actual results may be materially greater or materially less than those contained in the projections. Projections related to production results as well as costs estimations are based on information as of the date of this presentation and reflect numerous assumptions including assumptions with respect to type curves for new well designs and certain frac spacing expectations, all of which are difficult to predict and many of which are beyond our control and remain subject to several risks and uncertainties. The inclusion of the projected financial information in this document should not be regarded as an indication that we or our management considered or consider the projections to be a reliable prediction of future events. As such, no representation can be made as to the attainability of projections, guidances or other estimations of future results, performance or achievements. We have not warranted the accuracy, reliability, appropriateness or completeness of the projections to anyone. Neither our management nor any of our representatives has made or makes any representation to any person regarding our future performance compared to the information contained in the projections, and none of them intends to or undertakes any obligation to update or otherwise revise the projections to reflect circumstances existing after the date when made or to reflect the occurrence of future events in the event that any or all of the assumptions underlying the projections are shown to be in error. We may or may not refer back to these projections in our future periodic reports filed under the Exchange Act. These expectations and projections are subject to significant known and unknown risks and uncertainties which may cause our actual results, performance or achievements, or industry results, to be materially different from any expected or projected results, performance or achievements expressed or implied by such forward-looking statements. Many important factors could cause our actual results, performance or achievements to differ materially from those expressed or implied in our forward-looking statements, including, among other things: uncertainties relating to future government concessions and exploration permits; adverse outcomes in litigation that may arise in the future; general political, economic, social, demographic and business conditions in Argentina, Mexico and in other countries in which we operate; changes in law, rules, regulations and interpretations and enforcements thereto applicable to the Argentine and Mexican energy sectors, including changes to the regulatory environment in which we operate and changes to programs established to promote investments in the energy industry; any unexpected increases in financing costs or an inability to obtain financing and/or additional capital pursuant to attractive terms; any changes in the capital markets in general that may affect the policies or attitude in Argentina and/or Mexico, and/or Argentine and Mexican companies with respect to financings extended to or investments made in Argentina and Mexico or Argentine and Mexican companies; fines or other penalties and claims by the authorities and/or customers; any future restrictions on the ability to exchange Mexican or Argentine Pesos into foreign currencies or to transfer funds abroad; the revocation or amendment of our respective concession agreements by the granting authority; our ability to implement our capital expenditures plans or business strategy, including our ability to obtain financing when necessary and on reasonable terms; government intervention, including measures that result in changes to the Argentine and Mexican, labor markets, exchange markets or tax systems; continued and/or higher rates of inflation and fluctuations in exchange rates, including the devaluation of the Mexican Peso or Argentine Peso; any force majeure events, or fluctuations or reductions in the value of Argentine public debt; changes to the demand for energy; uncertainties relating to the effects of the Covid-19 outbreak; environmental, health and safety regulations and industry standards that are becoming more stringent; energy markets, including the timing and extent of changes and volatility in commodity prices, and the impact of any protracted or material reduction in oil prices from historical averages; changes in the regulation of the energy and oil and gas sector in Argentina and Mexico, and throughout Latin America; our relationship with our employees and our ability to retain key members of our senior management and key technical employees; the ability of our directors and officers to identify an adequate number of potential acquisition opportunities; our expectations with respect to the performance of our recently acquired businesses; our expectations for future production, costs and crude oil prices used in our projections; increased market competition in the energy sectors in Argentina and Mexico; and potential changes in regulation and free trade agreements as a result of U.S., Mexican or other Latin American political conditions. Forward-looking statements speak only as of the date on which they were made, and we undertake no obligation to release publicly any updates or revisions to any forward-looking statements contained herein because of new information, future events or other factors. In light of these limitations, undue reliance should not be placed on forward-looking statements contained in this presentation. Further information concerning risks and uncertainties associated with these forward-looking statements andVista’s business can be found inVista’s public disclosures filed on EDGAR (www.sec.gov) or at the web page of the Mexican Stock Exchange (www.bmv.com.mx). You should not take any statement regarding past trends or activities as a representation that the trends or activities will continue in the future. Accordingly, you should not put undue reliance on these statements. This presentation is not intended to constitute, and should not be construed as investment advice. Other Information 2 Vista routinely posts important information for investors in the Investor Relations support section on its website, www.vistaoilandgas.com. From time to time, Vista may use its website as a channel of distribution of material information. Accordingly, investors should monitorVista’s Investor Relations website, in addition to followingVista’s press releases, SEC filings, public conference calls and webcasts.About projections and forward-looking statements All figures correspond to consolidated figures of Vista Oil & Gas S.A.B. de C.V. unless otherwise stated. Additional information about Vista Oil & Gas, S.A.B. de C.V., a sociedad anónima bursátil de capital variable organized under the laws of Mexico (the“Company” or“Vista”) can be found in the“Investors” section on the website at www.vistaoilandgas.com. This presentation does not constitute an offer to sell or the solicitation of any offer to buy any securities of the Company, in any jurisdiction. Securities may not be offered or sold in the United States absent registration with the U.S. Securities Exchange Commission(“SEC”), the Mexican National Securities Registry held by the Mexican National Banking and Securities Commission(“CNBV”) or an exemption from such registrations. This presentation does not contain all theCompany’s financial information. As a result, investors should read this presentation in conjunction with theCompany’s consolidated financial statements and other financial information available on the Company’s website. All the amounts contained herein are unaudited. Rounding amounts and percentages: Certain amounts and percentages included in this presentation have been rounded for ease of presentation. Percentage figures included in this presentation have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this presentation may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this presentation may not sum due to rounding. This presentation contains certain metrics that do not have standardized meanings or standard methods of calculation and therefore such measures may not be comparable to similar measures used by other companies. Such metrics have been included herein to provide readers with additional measures to evaluate theCompany’s performance; however, such measures are not reliable indicators of the future performance of the Company and future performance may not compare to the performance in previous periods. No reliance may be placed for any purpose whatsoever on the information contained in this document or on its completeness. No representation or warranty, express or implied, is given or will be given by or on behalf of the Company, or any of its affiliates (within the meaning of Rule 405 under the Act,“Affiliates”), members, directors, officers or employees or any other person as to the accuracy, completeness or fairness of the information or opinions contained in this presentation or any other material discussed verbally, and any reliance you place on them will be at your sole risk. In addition, no responsibility, obligation or liability (whether direct or indirect, in contract, tort or otherwise) is or will be accepted by the Company or any of its Affiliates, members, directors, officers or employees or any other person in relation to such information or opinions or any other matter in connection with this presentation or its contents or otherwise arising in connection therewith. This presentation also includes certain non-IFRS (International Financial Reporting Standards) financial measures which have not been subject to a financial audit for any period. The information and opinions contained in this presentation are provided as at the date of this presentation and are subject to verification, completion and change without notice. This presentation includes“forward-lookingstatements” concerning the future. The words such as“believes,”“thinks,”“forecasts,”“expects,”“anticipates,”“intends,”“should,”“seeks,”“estimates,”“future” or similar expressions are included with the intention of identifying statements about the future. For the avoidance of doubt, any projection, guidance or similar estimation about the future or future results, performance or achievements is a forward-looking statement. Although the assumptions and estimates on which forward-looking statements are based are believed by our management to be reasonable and based on the best currently available information, such forward-looking statements are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. There will be differences between actual and projected results, and actual results may be materially greater or materially less than those contained in the projections. Projections related to production results as well as costs estimations are based on information as of the date of this presentation and reflect numerous assumptions including assumptions with respect to type curves for new well designs and certain frac spacing expectations, all of which are difficult to predict and many of which are beyond our control and remain subject to several risks and uncertainties. The inclusion of the projected financial information in this document should not be regarded as an indication that we or our management considered or consider the projections to be a reliable prediction of future events. As such, no representation can be made as to the attainability of projections, guidances or other estimations of future results, performance or achievements. We have not warranted the accuracy, reliability, appropriateness or completeness of the projections to anyone. Neither our management nor any of our representatives has made or makes any representation to any person regarding our future performance compared to the information contained in the projections, and none of them intends to or undertakes any obligation to update or otherwise revise the projections to reflect circumstances existing after the date when made or to reflect the occurrence of future events in the event that any or all of the assumptions underlying the projections are shown to be in error. We may or may not refer back to these projections in our future periodic reports filed under the Exchange Act. These expectations and projections are subject to significant known and unknown risks and uncertainties which may cause our actual results, performance or achievements, or industry results, to be materially different from any expected or projected results, performance or achievements expressed or implied by such forward-looking statements. Many important factors could cause our actual results, performance or achievements to differ materially from those expressed or implied in our forward-looking statements, including, among other things: uncertainties relating to future government concessions and exploration permits; adverse outcomes in litigation that may arise in the future; general political, economic, social, demographic and business conditions in Argentina, Mexico and in other countries in which we operate; changes in law, rules, regulations and interpretations and enforcements thereto applicable to the Argentine and Mexican energy sectors, including changes to the regulatory environment in which we operate and changes to programs established to promote investments in the energy industry; any unexpected increases in financing costs or an inability to obtain financing and/or additional capital pursuant to attractive terms; any changes in the capital markets in general that may affect the policies or attitude in Argentina and/or Mexico, and/or Argentine and Mexican companies with respect to financings extended to or investments made in Argentina and Mexico or Argentine and Mexican companies; fines or other penalties and claims by the authorities and/or customers; any future restrictions on the ability to exchange Mexican or Argentine Pesos into foreign currencies or to transfer funds abroad; the revocation or amendment of our respective concession agreements by the granting authority; our ability to implement our capital expenditures plans or business strategy, including our ability to obtain financing when necessary and on reasonable terms; government intervention, including measures that result in changes to the Argentine and Mexican, labor markets, exchange markets or tax systems; continued and/or higher rates of inflation and fluctuations in exchange rates, including the devaluation of the Mexican Peso or Argentine Peso; any force majeure events, or fluctuations or reductions in the value of Argentine public debt; changes to the demand for energy; uncertainties relating to the effects of the Covid-19 outbreak; environmental, health and safety regulations and industry standards that are becoming more stringent; energy markets, including the timing and extent of changes and volatility in commodity prices, and the impact of any protracted or material reduction in oil prices from historical averages; changes in the regulation of the energy and oil and gas sector in Argentina and Mexico, and throughout Latin America; our relationship with our employees and our ability to retain key members of our senior management and key technical employees; the ability of our directors and officers to identify an adequate number of potential acquisition opportunities; our expectations with respect to the performance of our recently acquired businesses; our expectations for future production, costs and crude oil prices used in our projections; increased market competition in the energy sectors in Argentina and Mexico; and potential changes in regulation and free trade agreements as a result of U.S., Mexican or other Latin American political conditions. Forward-looking statements speak only as of the date on which they were made, and we undertake no obligation to release publicly any updates or revisions to any forward-looking statements contained herein because of new information, future events or other factors. In light of these limitations, undue reliance should not be placed on forward-looking statements contained in this presentation. Further information concerning risks and uncertainties associated with these forward-looking statements andVista’s business can be found inVista’s public disclosures filed on EDGAR (www.sec.gov) or at the web page of the Mexican Stock Exchange (www.bmv.com.mx). You should not take any statement regarding past trends or activities as a representation that the trends or activities will continue in the future. Accordingly, you should not put undue reliance on these statements. This presentation is not intended to constitute, and should not be construed as investment advice. Other Information 2 Vista routinely posts important information for investors in the Investor Relations support section on its website, www.vistaoilandgas.com. From time to time, Vista may use its website as a channel of distribution of material information. Accordingly, investors should monitorVista’s Investor Relations website, in addition to followingVista’s press releases, SEC filings, public conference calls and webcasts.

Q3 2020 key metrics and highlights

Solid recovery of key operational and financial metrics

VISTA OIL&GAS

25.4 Mboe/d
Production[1]
+7% q-o-q

17.5 Mbbl/d
Oil Production
+12% q-o-q

70 $MM
Revenue
+37% q-o-q

9.9 $/boe
Lifting Cost

24 $MM
Adj. EBITDA[2]
+138% q-o-q

37 $MM
CAPEX

225 $MM
Cash at end of period

297 $MM
Net debt [3]

Restarted drilling and completion activities in Bajada del Palo Oeste on the back of lower development cost, as well as demand and price recovery

Successfully completed and tied-in 4-well pad #4, with solid improvements in drilling and completion metrics

Currently completing 4-well pad #5, expected to be tied-in during December

(1) Includes natural gas liquids (NGL) and excludes flared gas, injected gas and gas consumed in operations
(2) Adj. EBITDA = Net (loss) / profit for the period + Income tax (expense) / benefit + Financial results, net + Depreciation + Restructuring and Reorganization expenses + Loss for impairment of assets+ Other adjustments
(3) Net Debt: Current borrowings (189.6 $MM) + Non-current borrowings (332.4 $MM) – Cash and cash equivalents (224.9 $MM) = 297.1 $MM

3

Production Sequential recovery in oil production (1) Total production Oil production Natural gas production Mboe/d Mbbl/d MMm3/d (20)% (14)% (31)% +12% 15.1 31.6 20.3 1.68 17.5 25.4 23.8 15.7 1.20 1.16 Q3 2019 Q2 2020 Q3 2020 Q3 2019 Q2 2020 Q3 2020 Q3 2019 Q2 2020 Q3 2020 ▪ Q-o-q oil production growth reflects re-opening of Vaca Muerta wells supported by successful marketing to international demand ▪ Restarted drilling & completion activity in mid August: tied-in 4-well pad #4 and expecting to tie-in 4-well pad #5 in December 2020 (1) LPG production in Q3 2020 totaled 587 boe/d, compared to 606 boe/d in Q2 2020 and 761 boe/d in Q3 2019 4Production Sequential recovery in oil production (1) Total production Oil production Natural gas production Mboe/d Mbbl/d MMm3/d (20)% (14)% (31)% +12% 15.1 31.6 20.3 1.68 17.5 25.4 23.8 15.7 1.20 1.16 Q3 2019 Q2 2020 Q3 2020 Q3 2019 Q2 2020 Q3 2020 Q3 2019 Q2 2020 Q3 2020 ▪ Q-o-q oil production growth reflects re-opening of Vaca Muerta wells supported by successful marketing to international demand ▪ Restarted drilling & completion activity in mid August: tied-in 4-well pad #4 and expecting to tie-in 4-well pad #5 in December 2020 (1) LPG production in Q3 2020 totaled 587 boe/d, compared to 606 boe/d in Q2 2020 and 761 boe/d in Q3 2019 4

Revenues and pricing

Strong q-o-q revenues recovery driven by production increase and stronger prices

Revenues

$MM



(34)%
+37%
105.4
51.2
69.9
Q3 2019
Q2 2020
Q3 2020

- Revenues increased 37% q-o-q driven by crude oil exports (~90% of oil revenues)
- Annual decrease driven by lower production and realization prices

Crude oil average price

$/bbl



(20)%
+48%
48.7
26.5
39.1
Q3 2019
Q2 2020
Q3 2020

- Brent averaged 43.3 $/bbl for the quarter, stronger sequentially but still 33% down year-on-year
- Discounts to Brent stabilized around 4$/bbl contributing to significant realization price improvement q-o-q

Natural gas average price

$/MMBtu



(37)%
3.5
2.2
2.2
Q3 2019
Q2 2020
Q3 2020

- Lower realized prices in industrial segment (driven by softer demand due to lower industrial activity amid Covid-19 lock-down restrictions) and regulated distribution segment

5

Lifting Cost Re-based cost structure led to a flat lifting cost per boe (1) Lifting Cost Lifting Cost per boe $MM $/boe +1% (19)% 9.9 28.4 9.8 8.6 23.0 18.6 Q3 2019 Q2 2020 Q3 2020 Q3 2019 Q2 2020 Q3 2020 ▪ Restored well maintenance and other oilfield services activity levels ▪ Lifting cost savings captured in previous quarters offset lower production levels, delivering flat lifting cost per boe y-o-y (1) Lifting cost includes production, transportation, treatment and field support services; excludes crude stock fluctuations, depreciation, royalties, direct taxes, commercial, exploration and G&A costs 6Lifting Cost Re-based cost structure led to a flat lifting cost per boe (1) Lifting Cost Lifting Cost per boe $MM $/boe +1% (19)% 9.9 28.4 9.8 8.6 23.0 18.6 Q3 2019 Q2 2020 Q3 2020 Q3 2019 Q2 2020 Q3 2020 ▪ Restored well maintenance and other oilfield services activity levels ▪ Lifting cost savings captured in previous quarters offset lower production levels, delivering flat lifting cost per boe y-o-y (1) Lifting cost includes production, transportation, treatment and field support services; excludes crude stock fluctuations, depreciation, royalties, direct taxes, commercial, exploration and G&A costs 6

Adjusted EBITDA

Strong improvement q-o-q

Adj. EBITDA[(1)]

$MM


Adj. EBITDA margin
44%
46.6
20%
10.2
35%
24.2
Q3 2019
Q2 2020
Q3 2020

- Sequential improvement in Adjusted EBITDA of 138% driven by higher production volumes, stronger realization prices and controlled costs
- Adjusted EBITDA margin of 35%, 15 p.p. increase q-o-q

Realized price YTD

$/bbl


43.0
26.5
39.1
Q1 2020
Q2 2020
Q3 2020

Production YTD

Mboe/d


26.5
23.8
25.4
Q1 2020
Q2 2020
Q3 2020

Revenues YTD

$MM


73.3
51.2
69.9
Q1 2020
Q2 2020
Q3 2020

(1) Adj. EBITDA = Net (loss) / profit for the period + Income tax (expense) / benefit + Financial results, net + Depreciation + Restructuring and Reorganization expenses + Loss for impairment of assets+ Other adjustments

7

Financial overview Restarted investing activities and maintained positive net cash flow Q3 2020 cash flow $MM Highlights ▪ Cash and cash equivalents increased 4.3 $MM q-o-q ▪ Cash flow from investing activities do not include 14.2 $MM accrued and unpaid capital expenditures ▪ Raised 30 $MM in bond issuances in the Argentine capital market ✓ 10 $MM in pesos, 18 months bullet, at variable rate with a spread of 137 basis points ✓ 20 $MM in a dollar-linked bond, 36 months bullet, with zero coupon 8Financial overview Restarted investing activities and maintained positive net cash flow Q3 2020 cash flow $MM Highlights ▪ Cash and cash equivalents increased 4.3 $MM q-o-q ▪ Cash flow from investing activities do not include 14.2 $MM accrued and unpaid capital expenditures ▪ Raised 30 $MM in bond issuances in the Argentine capital market ✓ 10 $MM in pesos, 18 months bullet, at variable rate with a spread of 137 basis points ✓ 20 $MM in a dollar-linked bond, 36 months bullet, with zero coupon 8

Vaca Muerta development Continued improvement in well cost and productivity (2) Key D&C metrics Vaca Muerta wells productivity Mboe (3) Vista wells Vista average well Vista type curve 350 (1) Drilling speed Drilling cost per lateral ft 300 $/ft ft/day +81% (21)% Vista average well 864 250 performing 13% 796 741 753 above type curve 726 601 592 200 477 150 100 Pad #1 Pad #2 Pad #3 Pad #4 Pad #1 Pad #2 Pad #3 Pad #4 50 Days 0 0 30 60 90 120 150 180 (1) Completion cost D&C cost per well $M/stage $MM Pad #4 detail (34)% (40%) La Cocina Carbonate 220 Landing Zone 17.4 200 189 15.9 Development De-risking 14.3 11.4 133 2026 2028 2025 2027 Well name Lateral length (meters) 2,177 2,554 2,186 2,551 Frac spacing (meters) 50 50 80 80 Pad #1 Pad #2 Pad #3 Pad #4 Pad #1 Pad #2 Pad #3 Pad #4 Total frac stages 44 51 26 31 (1) Normalized to a standard well design of 2,800 mts lateral length and 47 frac stages well 9 (2) Average cumulative production of the pad normalized to 47 frac stages; Showing only effective days. Percentages show performance against well design (3) EUR: 1.52 MMboeVaca Muerta development Continued improvement in well cost and productivity (2) Key D&C metrics Vaca Muerta wells productivity Mboe (3) Vista wells Vista average well Vista type curve 350 (1) Drilling speed Drilling cost per lateral ft 300 $/ft ft/day +81% (21)% Vista average well 864 250 performing 13% 796 741 753 above type curve 726 601 592 200 477 150 100 Pad #1 Pad #2 Pad #3 Pad #4 Pad #1 Pad #2 Pad #3 Pad #4 50 Days 0 0 30 60 90 120 150 180 (1) Completion cost D&C cost per well $M/stage $MM Pad #4 detail (34)% (40%) La Cocina Carbonate 220 Landing Zone 17.4 200 189 15.9 Development De-risking 14.3 11.4 133 2026 2028 2025 2027 Well name Lateral length (meters) 2,177 2,554 2,186 2,551 Frac spacing (meters) 50 50 80 80 Pad #1 Pad #2 Pad #3 Pad #4 Pad #1 Pad #2 Pad #3 Pad #4 Total frac stages 44 51 26 31 (1) Normalized to a standard well design of 2,800 mts lateral length and 47 frac stages well 9 (2) Average cumulative production of the pad normalized to 47 frac stages; Showing only effective days. Percentages show performance against well design (3) EUR: 1.52 MMboe

Closing remarks Solid recovery of key operational and financial metrics, including production, revenues and Adjusted EBITDA Restarted drilling and completion activity in our Bajada del Palo Oeste project, on the back of lower development cost and price recovery Completed pad #4 below budget, achieving a 20% reduction in well cost vis-à-vis previous pad Currently completing pad #5 - on track to tie-in during December, paving the way for solid production growth in 2021 10Closing remarks Solid recovery of key operational and financial metrics, including production, revenues and Adjusted EBITDA Restarted drilling and completion activity in our Bajada del Palo Oeste project, on the back of lower development cost and price recovery Completed pad #4 below budget, achieving a 20% reduction in well cost vis-à-vis previous pad Currently completing pad #5 - on track to tie-in during December, paving the way for solid production growth in 2021 10

THANKS! Q&A 11THANKS! Q&A 11